CUSIP No. 92556D 304    Page 1 of 17

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

Via Renewables, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92556D 304

(CUSIP Number)

Casey Marcin

12140 Wickchester Ln., Ste 100

Houston, Texas 77079

(713) 600-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 92556D 304	Page 2 of 17

1.	Names Of Reporting Persons. W. Keith Maxwell III
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, PF, BK (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 748,748
	8.	Shared Voting Power 4,000,000*
	9.	Sole Dispositive Power 748,748
	10.	Shared Dispositive Power 4,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,748,748
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 65.7%*†
14.	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
†	Percentage based on outstanding shares as of December 28, 2023 provided by Issuer.

CUSIP No. 92556D 304	Page 3 of 17

1.	Names Of Reporting Persons. TxEx Energy Investments, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,000,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.3%*†
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
†	Percentage based on outstanding shares as of December 28, 2023 provided by Issuer.

CUSIP No. 92556D 304	Page 4 of 17

1.	Names Of Reporting Persons. Retailco, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,945,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,945,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,945,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.6%*†
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
†	Percentage based on outstanding shares as of December 28, 2023 provided by Issuer.

CUSIP No. 92556D 304	Page 5 of 17

1.	Names Of Reporting Persons. Electric Holdco, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **†
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.
†	Percentage based on outstanding shares as of December 28, 2023 provided by Issuer.

CUSIP No. 92556D 304	Page 6 of 17

1.	Names Of Reporting Persons. NuDevco Retail Holdings, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **†
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.
†	Percentage based on outstanding shares as of December 28, 2023 provided by Issuer.

CUSIP No. 92556D 304	Page 7 of 17

1.	Names Of Reporting Persons. NuDevco Retail, LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **†
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.
†	Percentage based on outstanding shares as of December 28, 2023 provided by Issuer.

CUSIP No. 92556D 304	Page 8 of 17

1.	Names Of Reporting Persons. NuRetailco LLC
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **†
14.	Type of Reporting Person (See Instructions) OO - Limited Liability Company

*	Calculated in the manner set forth in Item 5 as if the Class B Common Stock converted into Class A Common Stock.
**	Less than 1%.
†	Percentage based on outstanding shares as of December 28, 2023 provided by Issuer.

CUSIP No. 92556D 304	Page 9 of 17

Amendment No. 8 to Schedule 13D

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends and restates (where indicated) the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2014, as amended by Amendment No. 1 thereto filed on April 8, 2016 (“Amendment No. 1”), Amendment No. 2 thereto filed on August 25, 2016 (“Amendment No. 2”), Amendment No. 3 thereto filed on November 17, 2016 (“Amendment No. 3”), Amendment No. 4 thereto filed on December 5, 2016 (“Amendment No. 4”), Amendment No. 5 thereto filed on April 4, 2019 (“Amendment No. 5”), Amendment No. 6 thereto filed on July 28, 2021 (“Amendment No. 6”) and Amendment No. 7 thereto filed on May 23, 2023 (“Amendment No. 7”) and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, and amending the Schedule 13D as filed on August 8, 2014, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons (defined below) of the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of Via Renewables, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”).

On December 29, 2023, the Issuer, Retailco, LLC, a Texas limited liability company (“Parent”), and NuRetailco LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein and in accordance with the General Corporation Law of the State of Delaware, as amended, all of the Class A Common Stock, except for certain shares described below, will be acquired by Parent for $11.00 per share in cash (the “Merger Consideration”) in a transaction in which Merger Sub will be merged with and into the Issuer (the “Merger,” and, collectively with the other transactions contemplated in the Merger Agreement, the “Transactions”), with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of Parent as a result of the Merger (the “Surviving Corporation”).

Capitalized terms used in this Amendment, but not defined herein, have the meanings given to them in the Merger Agreement, which is filed as Exhibit 22 to this Amendment.

All Excluded Shares (as defined below), other than Class A Common Stock held by the Individual Filer (as defined below), held immediately prior to the Effective Time shall automatically be canceled and cease to exist as of the Effective Time, and no Merger Consideration shall be delivered or deliverable therefor. Each issued and outstanding share of Class A Common Stock held by the Individual Filer prior to the Effective Time shall be unchanged and shall remain issued and outstanding as Class A Common Stock of the Surviving Corporation.

As a result of the Merger and the Transactions, the Class A Common Stock would cease to trade on The Nasdaq Stock Market (“NASDAQ”). The Reporting Persons (as defined below) expect that the Issuer’s Series A Preferred Stock will continue to trade on NASDAQ following the transaction and that the Issuer will continue to file reports under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) with the SEC.

At the Effective Time, each Issuer restricted stock unit (“Issuer RSUs”) outstanding immediately prior to the Effective Time and issued pursuant to the Issuer’s Second Amended and Restated Long Term Incentive Plan, other than any Issuer RSUs held by the Individual Filer will, by virtue of the Merger and without any action by Parent, Merger Sub, the Issuer or the holder of such Issuer RSU, be canceled, extinguished and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to the product of (i) the Merger Consideration multiplied by (ii) the total number of shares of Common Stock (as defined below) underlying the Issuer RSUs. However, each Issuer RSU held by the Individual Filer that was issued and outstanding immediately prior to the Effective Time shall automatically be canceled and cease to exist at the Effective Time, and no consideration therefor shall be delivered or deliverable to the Individual Filer.

The Merger Agreement was entered into following receipt by the Issuer of proposals by the Individual Filer on September 5, 2023 and November 15, 2023 (collectively, the “Proposal”), in which the Individual Filer expressed interest in purchasing all of the Issuer’s Class A Common Stock not held by the Individual Filer. After receiving the first Proposal, the Board of Directors of the Issuer (the “Board”) formed a special committee of the Board, excluding the Individual Filer and consisting entirely of disinterested and independent directors (the “Special Committee”), to engage in the discussions contemplated by the Proposal, including with the authority to reject the Proposal. The Special Committee engaged independent financial and legal advisors and negotiated the terms and conditions of the Merger Agreement and Transactions.

CUSIP No. 92556D 304	Page 10 of 17

At a meeting held on December 29, 2023, the Special Committee determined that (a) the terms of the Merger Agreement, the Merger, the Merger Consideration and the Transactions, are fair to, and in the best interests of the Issuer and its stockholders (other than holders of Excluded Shares and “Insider Shares” (as defined below)), (b) the Merger and the Transactions are in the best interests of the Issuer and its stockholders (other than other than holders of Excluded Shares and Insider Shares), (c) it is advisable for the Issuer to execute and deliver the Merger Agreement and to perform its covenants and other obligations under the Merger Agreement and to consummate the Merger upon the terms and conditions set forth in the Merger Agreement, and (d) it is advisable to recommend that the stockholders of the Issuer approve and adopt the Merger Agreement and the transactions contemplated thereby (including the Merger and the Transactions). At a meeting on December 29, 2023, the Board (excluding the Individual Filer), acting on the unanimous recommendation of the Special Committee, approved the recommendation of the Special Committee, and determined that (a) the terms of the Merger Agreement, the Merger, the Merger Consideration and the Transactions, are fair to, and in the best interests of the Issuer and its stockholders (other than holders of Excluded Shares and Insider Shares), (b) the Merger and the Transactions are in the best interests of the Issuer and its stockholders (other than holders of Excluded Shares and Insider Shares), (c) it is advisable for the Issuer to execute and deliver the Merger Agreement and to perform its covenants and other obligations under the Merger Agreement and to consummate the Merger upon the terms and conditions set forth in the Merger Agreement, and (d) it is advisable to recommend that the stockholders of the Issuer approve and adopt the Merger Agreement and the transactions contemplated thereby (including the Merger and the Transactions.

Stockholders of the Issuer will be asked to vote to approve and adopt the Merger Agreement and the Transactions, including the Merger, at a stockholders’ meeting. The Merger and the Transactions require the affirmative vote of (i) a majority of holders of Common Stock issued and outstanding, (ii) as a non-waivable condition, the holders of a majority of Common Stock, other than Excluded Shares and shares held by the Issuer’s directors, officers or their immediately family members (the “Insider Shares”). “Excluded Shares” means, collectively, shares of Class A Common Stock and Class B Common Stock (a) held by the Issuer or any subsidiary of the Issuer, and (b) held or beneficially owned by the Individual Filer and any person or entity controlled by Individual Filer.

Information in this Amendment is presented as of December 29, 2023.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D relates to the Class A Common Stock of the Issuer. The Issuer’s principal executive offices are located at 12140 Wickchester Ln., Ste 100, Houston, Texas 77079.

Pursuant to the Third Amended and Restated Limited Liability Company Agreement of Spark HoldCo, LLC, dated March 15, 2017, as amended by Amendment No. 1 thereto, dated as of January 26, 2018 and Amendment No. 2 thereto, dated as of March 30, 2020 (as amended, the “Spark HoldCo LLC Agreement”), by and among the Issuer, Spark HoldCo, LLC, a Delaware limited liability company (“Spark HoldCo”), Parent and NuDevco Retail, LLC, a Texas limited liability company (“NuDevco Retail”), each holder of a unit of Spark HoldCo (the “Spark HoldCo Units”) has the right to exchange Spark HoldCo Units (and a corresponding number of shares of the Issuer’s Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”, and together with the Class A Common Stock, “Common Stock”)) for Class A Common Stock (or cash at the Issuer’s or Spark HoldCo’s election) at an exchange ratio of one share of Class A Common Stock for each Spark HoldCo Unit (and corresponding share of Class B Common Stock) exchanged. Accordingly, and unless otherwise noted, the information in this Schedule 13D is presented as if all Class B Common Stock has been converted into Class A Common Stock on a one for one basis.

CUSIP No. 92556D 304	Page 11 of 17

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed jointly by: (i) W. Keith Maxwell III (“Individual Filer”), (ii) TxEx Energy Investments, LLC, a Texas limited liability company (“TxEx”), (iii) Parent, (iv) Electric Holdco, LLC, a Texas limited liability company (“Electric Holdco”), (v) NuDevco Retail Holdings, LLC, a Texas limited liability company (“NuDevco Retail Holdings”), (vi) NuDevco Retail, and (vii) Merger Sub. TxEx, Parent, Electric Holdco, NuDevco Retail Holdings, NuDevco Retail, and Merger Sub are collectively referred to as the “Reporting Entities.” The Individual Filer and the Reporting Entities are collectively referred to as the “Reporting Persons.”

The Individual Filer is the sole member of TxEx. TxEx is the sole member of Parent and Electric Holdco. Electric Holdco is the sole member of NuDevco Retail Holdings. NuDevco Retail Holdings is the sole member of NuDevco Retail. Parent is the sole member of Merger Sub.

The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated as of January 2, 2024, a copy of which is filed as Exhibit 25 to this Amendment.

(b), (c) Information with respect to the Individual Filer, including business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted is listed on Schedule I, which is attached hereto and is incorporated in this Item 2 by reference. Information with respect to the Reporting Entities, including principal business, the address of the principal office and certain information with respect to the executive officers of each such entity is listed on Schedule II, which is attached hereto and incorporated in this Item 2 by reference.

(d) During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entities has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entities was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Individual Filer is a United States citizen. Each of the Reporting Entities is a limited liability company organized under the laws of the State of Texas.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following at the end of the paragraph:

From the filing of Amendment No. 7 on May 23, 2023, none of the Reporting Persons have purchased any Class A Common Stock or Class B Common Stock.

Funds for payment of the Merger Consideration under the Merger Agreement will be provided from borrowings under a Credit Agreement and Guaranty dated as of August 15, 2023 by and among certain of the Reporting Persons, Woodforest National Bank, a national banking association, as Administrative Agent, Lead Arranger and Sole Bookrunner, and Origin Bank, as Syndication Agent. The Credit Agreement and Guaranty is filed as Exhibit 24 to this Amendment.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The acquisitions of Class A Common Stock in open market purchases were undertaken for investment purposes. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through their voting rights with respect to their shares of Class A Common Stock and Class B Common Stock and through the Individual Filer’s position as Chairman of the Board of Directors and Chief Executive Officer.

CUSIP No. 92556D 304	Page 12 of 17

As described in Item 6 below, subject to the terms of the Spark HoldCo LLC Agreement, the Spark HoldCo Units (together with a corresponding number of shares of Class B Common Stock) may be exchanged, at any time and from time to time, for Class A Common Stock (or cash at the Issuer or Spark HoldCo’s election) at an exchange ratio of one share of Class A Common Stock for each Spark HoldCo Unit (and corresponding share of Class B Common Stock).

The Reporting Persons intend to pursue the completion of the Transactions contemplated by the Merger Agreement. If the Transactions contemplated by the Merger Agreement are not completed, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Class A Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer or seek exchange of the Class B Common Stock and Spark HoldCo Units into Class A Common Stock.

On August 5, 2022, the Issuer filed a registration statement with respect to the offer and sale from time to time, by the Individual Filer, NuDevco Retail and Parent of shares of Class A Common Stock held by them. The registration statement was declared effective on August 15, 2022 (the “Registration Statement”). Pending the completion of the Transactions contemplated by the Merger Agreement, the Individual Filer, NuDevco Retail and Parent have no current plan to sell shares of Class A Common Stock in the future under the Registration Statement. If the Transactions contemplated by the Merger Agreement are not completed, the Individual Filer, NuDevco Retail and Parent may consider the sale of shares of Class A Common Stock in the future under the Registration Statement, depending upon general stock market conditions, economic conditions and other factors.

Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) To the best knowledge of the Reporting Persons, as of December 29, 2023, there were 3,232,701 shares of Class A Common Stock outstanding and 4,000,000 shares of Class B Common Stock outstanding. The Individual Filer is the sole member of TxEx. TxEx is the sole member of Parent and Electric Holdco. Electric Holdco is the sole member of NuDevco Retail Holdings. NuDevco Retail Holdings is the sole member of NuDevco Retail. Accordingly, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, and for purposes of qualifying the Issuer as a “controlled company” pursuant to the rules of the NASDAQ.

As a group, the Reporting Persons beneficially own in the aggregate 4,748,748 shares of Class A Common Stock (assuming exchange of the 4,000,000 shares of Class B Common Stock and corresponding Spark HoldCo Units for Class A Common Stock on a one-for-one basis as described in Item 6 below), representing 65.7% of the total outstanding shares of Class A Common Stock on an as-converted basis. Individually, the aggregate number and percentage of the Class A Common Stock beneficially owned (assuming an exchange of the shares of Class B Common Stock and corresponding Spark HoldCo Units for Class A Common Stock on a one-for-one basis as described in Item 6 below) by the Reporting Persons include: (1) 4,748,748 shares of Class A Common Stock beneficially owned by the Individual Filer, representing 65.7% of the outstanding Class A Common Stock, (2) 4,000,000 shares of Class A Common Stock beneficially owned by TxEx, representing 55.3% of the outstanding Class A Common Stock, (3) 3,945,000 shares of Class A Common Stock beneficially owned by Parent, representing 54.6% of the outstanding Class A Common Stock, (4) 55,000 shares of Class A Common Stock beneficially owned by Electric Holdco, representing less than 1% of the outstanding Class A Common Stock, (5) 55,000 shares of Class A Common Stock beneficially owned by NuDevco Retail Holdings, representing less than 1% of the outstanding Class A Common Stock, and (6) 55,000 shares of Class A Common Stock beneficially owned by NuDevco Retail, representing less than 1% of the outstanding Class A Common Stock.

CUSIP No. 92556D 304	Page 13 of 17

(b) The Individual Filer has sole voting power and sole dispositive power over 748,748 shares of Class A Common Stock and has shared voting power and shared dispositive power over 4,000,000 shares of Class A Common Stock (assuming exchange). TxEx does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 4,000,000 shares of Class A Common Stock (assuming exchange). Parent does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 3,945,000 shares of Class A Common Stock (assuming exchange). Electric Holdco does not have sole voting or sole dispositive power of any shares of Class A Common Stock and has shared voting power and shared dispositive power over 55,000 shares of Class A Common Stock (assuming exchange). NuDevco Retail Holdings does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 55,000 shares of Class A Common Stock (assuming exchange). NuDevco Retail does not have sole voting power or sole dispositive power over any shares of Class A Common Stock and has shared voting power and shared dispositive power over 55,000 shares of Class A Common Stock (assuming exchange).

(c) During the past sixty days, none of the Reporting Persons has effected any transaction involving the Class A Common Stock.

(d) Except as listed in Item 5(a), to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contract, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

Parent, Merger Sub, the Individual Filer and affiliated entities (collectively, the “Subject Stockholders”) are party to a Support Agreement, dated December 29, 2023. Among other things, the Support Agreement reflects the Subject Stockholders’ agreement to vote their shares of Common Stock in favor of the approval and adoption of the Merger Agreement and the Transactions, including the Merger. It also reflects Subject Stockholders’ agreement to vote against any proposal, offer or submission with respect to a Competing Transaction (as defined in the Merger Agreement).

The Support Agreement is filed as Exhibit 23 to this Amendment.

Item 7.	Material to be Filed as Exhibits.

Exhibit 22	Agreement and Plan of Merger dated as of December 29, 2023, by and among Retailco, LLC, a Texas limited liability company. NuRetailco LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent, and Via Renewables, Inc.

Exhibit 23	Support Agreement dated as of December 29, 2023, by and among Retailco, LLC, a Texas limited liability company, and the other signatories thereto.

Exhibit 24	Credit Agreement and Guaranty dated as of August 15, 2023 by and among Retailco, LLC, TxEx Energy Investments, LLC, NuDevco Retail, LLC, William Keith Maxwell III, Electric HoldCo, LLC, NuDevco Retail Holdings, LLC, Woodforest National Bank, a national banking association, as Administrative Agent, Lead Arranger and Sole Bookrunner, and Origin Bank, as Syndication Agent.

Exhibit 25	Amended and Restated Joint Filing Agreement dated January 2, 2024

CUSIP No. 92556D 304	Page 14 of 17

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ W. Keith Maxwell III
W. Keith Maxwell III	1/3/2024

/s/ TxEx Energy Investments, LLC, by W. Keith Maxwell III
1/3/2024

/s/ Retailco, LLC, by W. Keith Maxwell III
1/3/2024

/s/ Electric Holdco, LLC, by W. Keith Maxwell III
1/3/2024

/s/ NuDevco Retail Holdings, LLC, by W. Keith Maxwell III
1/3/2024

/s/ NuDevco Retail, LLC, by W. Keith Maxwell III
1/3/2024

/s/ NuRetailco LLC, by W. Keith Maxwell III
1/3/2024

CUSIP No. 92556D 304	Page 15 of 17

SCHEDULE I

The business address of the Individual Filer is 12140 Wickchester Ln., Ste 100, Houston, Texas 77079. The present principal occupation or employment and the name, principal business and address of any other organization in which such employment is conduct is listed below.

Entity Name and Principal Business	Present Principal Occupation or Employment
TxEx Energy Investments, LLC, a holding company (1)	Chief Executive Officer
Retailco, LLC, a holding company (1)	Chief Executive Officer
Electric Holdco, LLC, a holding company (1)	Chief Executive Officer
NuDevco Retail Holdings, LLC, a holding company (1)	Chief Executive Officer
NuDevco Retail, LLC, a holding company (1)	Chief Executive Officer
Via Renewables, Inc., a retail energy provider (1)	Chief Executive Officer, Chairman of the Board of Directors, Director
NuRetailco LLC, a holding company (1)	President and Secretary

(1)	The entity’s business address is 12140 Wickchester Ln., Ste 100, Houston, Texas 77079.

CUSIP No. 92556D 304	Page 16 of 17

SCHEDULE II

Each of the Reporting Entities is a holding company with its principal offices located at 12140 Wickchester Ln., Ste 100, Houston, Texas 77079. The present principal occupation or employment of each of the executive officers of each such entity is set forth below.

TxEx Energy Investments, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Michael Tsang	President	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Casey Marcin	General Counsel	(1)	United States

Retailco, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Michael Tsang	President	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Casey Marcin	General Counsel	(1)	United States

Electric Holdco, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Michael Tsang	President	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Casey Marcin	General Counsel	(1)	United States

CUSIP No. 92556D 304	Page 17 of 17

NuDevco Retail Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Michael Tsang	President	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Casey Marcin	General Counsel	(1)	United States

NuDevco Retail, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	Chief Executive Officer	(1)	United States
Michael Tsang	President	(1)	United States
Todd Gibson	Executive Vice President and Chief Financial Officer	(1)	United States
Casey Marcin	General Counsel	(1)	United States

NuRetailco LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
W. Keith Maxwell III	President and Secretary	(1)	United States

(1)	12140 Wickchester Ln., Ste 100, Houston, Texas 77079.